Delisting Determination, The Nasdaq Stock Market, LLC, July 2, 2025, Patria Latin American Opportunity Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the Class A Ordinary Shares of Patria Latin American Opportunity Acquisition Corp.
effective at the opening of the trading session on July 21, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staff determination on March 10,2025. The Company did not appeal. The Company
Class A Ordinary Shares were suspended on March 19, 2025.
The Staff determination to delist the Company Class A Ordinary Shares became final on March 19, 2025.